PROSPECTUS SUPPLEMENT NO. 1 (to Prospectus Dated August 11, 2009)	Filed Pursuant to Rule 424(b)(3) File No. 333-160265
5,060,510 Shares
Common Stock

     This prospectus supplement supplements the prospectus dated August 11, 2009 relating to the resale, from time to time, of up to 5,060,510 shares of common stock of ev3 Inc. by the selling stockholders named therein, including their donees, pledges, transferees or other successors in interest.
     This prospectus supplement is being filed to update the original table of selling stockholders in the original prospectus with respect to certain changes in beneficial ownership that have occurred since the date of the original prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the original prospectus. This prospectus supplement is qualified by reference to the original prospectus except to the extent that the information contained in this prospectus supplement supersedes the information contained in the original prospectus.
     The common stock offered involves a high degree of risk. We refer you to “Risk Factors,” beginning on page 4 of the original prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 12, 2009

SELLING STOCKHOLDERS
     The table of selling stockholders in the original prospectus lists each of Robert A. Paulsen, TTEE, Jean D. Paulsen Revocable Trust U/A DTD 10/22/1996 and Garry Gold as beneficially owning 5,544 and 20,659 shares of ev3 common stock, respectively. In September 2009, the Jean D. Paulsen Revocable Trust gifted 1,000 shares of ev3 common stock to Richard David Paulsen & Elizabeth Stout Paulsen, Jt. Tenants. In October 2009, Garry Gold transferred 20,659 shares to the Gold Family Revocable Trust. The table of selling stockholders as it relates to the shares of ev3 common stock listed as held by each of Robert A. Paulsen, TTEE, Jean D. Paulsen Revocable Trust U/A DTD 10/22/1996 and Garry Gold in the original prospectus, is hereby updated through the date of this prospectus supplement and amended to reflect the foregoing.
     The table below assumes that the selling stockholders will sell all of the shares offered by them in this offering. However, we are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur. We will not receive any of the proceeds from the sale of the shares offered under this prospectus supplement. The amounts and information set forth below are based upon information provided to us by the selling stockholders or his, her or its representative, or on our records, as of November 12, 2009. The percentage of beneficial ownership for the following table is based on 112,209,239 shares of ev3 common stock outstanding as of November 11, 2009.
     To our knowledge, except as indicated in the footnotes to the table below, each person named in the table below has sole voting and investment power with respect to all shares of ev3 common stock shown in the table to be beneficially owned by such person. Except as set described below, none of the selling stockholders named in the table below has had any position, office or other material relationship with us or any of our predecessors or affiliates within the past three years. Information concerning the selling stockholders may change from time to time, and any changed information will be set forth in additional prospectus supplements to the extent required.

				Shares Beneficially
	Shares Beneficially			Owned After
	Owned Prior to the		Number of	Completion of the
	Offering		Shares Being	Offering
Selling Stockholder	Number	Percentage	Offered	Number	Percentage
Robert A. Paulsen, TTEE, Jean D. Paulsen Revocable Trust U/A DTD 10/22/1996 (1)	4,544	*	4,244	300	*
Richard David Paulsen & Elizabeth Stout Paulsen, Jt. Tenants	1,000	*	1,000	0	—
Garry Gold and A. Gold, TTEES, Gold Family Revocable Trust U/A DTD 7/11/2008 (2)	20,659	*	20,659	0	—

*	Less than one percent (1%)

(1)	Robert A. Paulsen, in his capacity as trustee of the Jean D. Paulsen Revocable Trust U/A dated October 22, 1996, has sole voting and investment control over the shares held by the Jean D. Paulsen Revocable Trust U/A dated October 22, 1996.

(2)	Garry Gold and A. Gold, in their capacities as trustees of the Gold Family Revocable Trust U/A dated July 11, 2008, have sole voting and investment control over the shares held by the Gold Family Revocable Trust U/A dated July 11, 2008.